Exhibit 99.77K(i)

Sub-Item 77K - Changes in Registrant’s Certifying Accountant

The Registrant was advised on April 24, 2015 by Ernst & Young LLP ("E&Y"), its independent public accounting firm, that E&Y is not independent under the Commission's Rules and Regulations as it pertains to the Registrant due to a transaction which occurred in the last quarter of 2014.  E&Y subsequently resigned on May 4, 2015.

The resignation of E&Y was not the result of any disagreement with management.  During the fiscal years ended February 28, 2013 and February 28, 2014, E&Y's audit reports contained no adverse opinion or disclaimer of opinion; nor were the reports qualified or modified as to uncertainty, audit scope, or accounting principles.  Further, there were no disagreements between the Registrant and E&Y on accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of E&Y, would have caused it to make reference to the disagreements in connection with their reports.

On April 29, 2015, the Audit Committee of the Board of Directors of the Registrant and the Board of Directors of the Registrant approved the selection of McGladrey LLP as the Registrant's independent registered public accounting firm to audit the Registrant's financial statements for its fiscal year ended February 28, 2015.